Brittany Speas
Senior Consultant, Legal
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (336) 734-8811
Brittany.speas@LFG.com
VIA EDGAR

October 18, 2023

U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-249922; 811-08557; CIK: 0001048607
      Post-Effective Amendment No.: 9 on Form N-6, Rule 485(a)
      Lincoln VULONE 2021

Dear Mr. Zapata:

This is in response to your recent comments in the order in which they were received.

1.	“Periodic Charges Other Than Annual Underlying Fund Fees and Operating Expenses” table: Please provide a description of what has changed within the footnote.
Response:  We have added a sentence to indicate what the change is within the footnote.

2.	Please remove the last section under the “Administrative Fee” section as it has not changed.
Response:  We have removed the last section as requested.

Please contact me at (336) 734-8811 with any questions or comments about this filing.

Sincerely,

Brittany Speas
Senior Consultant, Legal

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
Lincoln Life Flexible Premium Variable Life Account M
Lincoln VULONE 2021

Supplement dated XX XX, 2023 to the Product Prospectus dated May 1, 2023:

This Supplement outlines changes to the prospectus for Lincoln VULONE 2021 that will be applicable for applications received on or after November 13, 2023.

Please refer to the May 1, 2023 prospectus for a discussion of all other provisions of your Policy that are not discussed in this Supplement.
This Supplement is for informational purposes and requires no action on your part.  Please also note that certain terms used in this Supplement are defined within the sentences where they appear, in the relevant provisions of the prospectus or in the prospectus Special Terms provision, as amended by this Supplement.
The prospectus is being amended as follows (in the order of how these respective provisions appear in the prospectus):
Changes to the “Periodic Charges Other Than Annual Underlying Fund Fees and Operating Expenses”  - changes to footnote 3 on page 13 associated with the Administrative Fee.

The first three sentences of Footnote 3 have been added/updated to reflect the duration of the additional amount by when the application was received:

Charge	When Charge is Deducted	Amount Deducted
Administrative Fee*	Monthly	Maximum of $15, plus an additional amount up to a maximum of $5.25 per $1,000 of Initial Specified Amount or increase in Specified Amount[3]

3The duration of the additional amount varies by when the application was received. For applications received on or after November 13, 2023, the additional amount applies in all Policy Years (up to Attained Age 121). For applications received between May 15, 2023 and November 12, 2023, the additional amount applies for the first 20 Policy Years from the Policy Date or any increase in Specified Amount. For applications received prior to May 15, 2023, the additional amount applies for the first 10 Policy Years from the Policy Date or any increase in Specified Amount.  For all applications, the additional amount varies based on individual insured characteristics.  The maximum additional amount is $5.25 per $1,000, the minimum amount is $0.04167 per $1000, and the maximum charge for a representative Insured (Male, age 45, standard non-tobacco) is $0.22 per $1,000.
Changes to the “Administrative Fee” section (pg. 26):
The following language has been added/updated to read as follows:

For applications received on or after November 13, 2023, the following applies:

A) a Monthly Deduction of $15 in all years.

B) for all Policy Years (up to attained age 121), a per $1,000 charge which varies with the Insured’s issue age, gender, and premium class. This charge will never exceed $5.25 per month per $1,000 of Initial Specified Amount or increase in Specified Amount. We reserve the right to change this charge, but guarantee it will not exceed the maximum rates as shown in the “Periodic Charges Other Than Annual Underlying Fund Fees and Operating Expenses” table of this prospectus.

For applications received between May 15, 2023 and November 12, 2023, the following applies:

A) a flat Monthly Deduction of $15 in all years.

B) for the first 20 Policy Years from the Policy Date or increase in Specified Amount (currently for the first 20 Policy Years), a per $1,000 charge which varies with the Insured’s issue age, gender, and premium class. This charge will never exceed $5.25 per month per $1,000 of Initial Specified Amount or increase in Specified Amount.

Please retain this Supplement for future reference